Genius Labs Company



ANNUAL REPORT

108 13th St.

Willmington, DE 19801

(949) 328-4072

https://selfdecode.com/

This Annual Report is dated January 15, 2025.

BUSINESS

Overview

Genius Labs Company (dba "SelfDecode" or the "Company") was formed in Delaware on April 19, 2019. SelfDecode is a precision health company focused on empowering individuals with personalized health insights using advanced AI technology. The platform, trusted by over 150,000 users and backed by an extensive scientific team, provides tailored health recommendations by analyzing over 200 million genetic variants, lab results, and lifestyle factors. SelfDecode's unique HealthGPT system, DecodyGPT, serves as an AI personal health coach, delivering customized insights and actionable health plans based on genetic data, symptoms, and individual health goals. The company's mission is to make precision health accessible to everyone, helping users take control of their wellness with predictive, preventive solutions.

Summary of Corporate Structure

Decodify me LLC, a limited liability company formed in the state of Delaware on March 23, 2016, previously owned by the president and Chief Executive Officer ('CEO') of Genius Labs Company. On August 6, 2021, the Company's CEO Joseph Cohen, transferred his membership in full to Genius Labs Company.

Selfhacked, LLC, a limited liability company formed in the state of New York on December 1, 2014.

YourSelf Shop LLC, a member managed limited liability company formed in the state of Delaware on April 25, 2016. The entity was formed for the purpose of selling health software and products.

Omics Edge LLC, a limited liability company formed in the state of Delaware on October 14, 2021. It was formed to leverage the intellectual property of the business and operates as the business-to-business (B2B) arm of the group.

Intellectual Property

Genius Labs Company owns SelfDecode trademark & Patent application (18597611) has been assigned to OMICS EDGE, LLC which is 100% owned by Genius Labs Company.

Previous Offerings

Name: Series Seed I Preferred Stock

Type of security sold: Equity

Final amount sold: $3,000,000.00

Number of Securities Sold: 1,960,784

Use of proceeds: Expansion of operations, B2B business development, and optimization of payroll efficiency

Date: January 01, 2021

Offering exemption relied upon: 506(b)

Name: Series Seed IV Preferred Stock

Type of security sold: Equity

Final amount sold: $500,000.00

Number of Securities Sold: 260,417

Use of proceeds: Scaling operations and technological improvements

Date: January 01, 2022

Offering exemption relied upon: 506(b)

Name: Series Seed V Preferred Stock

Type of security sold: Equity

Final amount sold: $2,500,000.00

Number of Securities Sold: 1,479,290

Use of proceeds: B2B market expansion and product development

Date: January 01, 2023

Offering exemption relied upon: 506(b)

Type of security sold: Series Seed V Preferred Stock

Final amount sold: $1,358,137.00

Use of proceeds: 502,021

Date: May 01, 2023

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was 2,438,240 compared to 2,837,170 in fiscal year 2023. The increase is primarily due to growth in both B2B and D2C segments. B2B revenue increased from $106,443.37 in 2022 to $262,816.04 in 2023, representing a rise of $156,372.67. Additionally, D2C revenue grew from $1,873,977.80 in 2022 to $2,158,682.11 in 2023, showing an increase of $284,704.31. These expansions in both areas contributed significantly to the overall revenue growth.

Cost of Sales

Cost of Sales for fiscal year 2022 was $443,791 compared to $410,846 in fiscal year 2023. The difference is due to changes in volume

Gross Margins

Gross margins for fiscal year 2022 were $1,994,448. compared to $2,426,324 in 2023. The increase in gross margin from 2022 to 2023 is primarily due to a significant growth in subscription revenue. The expanded subscription base and successful B2B strategies contributed to higher total income, while maintaining controlled costs, resulting in improved profitability year-over-year.

Expenses

Expenses for fiscal year 2022 were $5,816,188 compared to $ 5,082,423 in fiscal year 2023. The decrease in total expenses from $5,816,188 in 2022 to $5,082,423 in 2023 is primarily due to efforts to improve operational efficiency. We optimized our workflow and processes, which allowed us to reduce the number of employees and contractors needed.

Historical results and cash flows:

Historical Results & Cash Flows

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because past cash was primarily impacted by higher payroll and software expenses. Recently, we have optimized our operations, resulting in reduced payroll and software expenses. Past cash was primarily generated through sales and equity investments. Our goal is to further strengthen our financial position and expand market share through strategic initiatives that enhance operational efficiency and revenue generation. Our strategic expansion into the B2B market has led to increased revenue opportunities, which we expect to continue growing. As a result, future cash flows are anticipated to reflect these changes and differ significantly from past results. We anticipate challenges in scaling our operations, including managing cash flow to support increased working capital needs and addressing potential delays in customer payments. Additionally, securing sufficient liquidity to fund growth initiatives and navigate competitive market pressures may present obstacles as we pursue this goal.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $2,215,694.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Credit Card

Amount Owed: $212,950.00

Interest Rate: 0.0%

The company payables comprise mainly by credit card obligations amounting to $212,950 and $40,576 as of December 31, 2023 and December 31, 2022.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Joseph Cohen

Joseph Cohen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: January, 2016 - Present

Responsibilities: CEO and Founder, and have put blood, sweat, and tears to make SelfDecode be the best in the industry. Salary: $150,000

Other business experience in the past three years:

Employer: PerfectlyHired

Title: Founder

Dates of Service: August, 2022 - August, 2023

Responsibilities: Visionary, inactive, focused on SelfDecode

Name: Ralph Henry Kenney

Ralph Henry Kenney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operations Officer

Dates of Service: September, 2021 - Present

Responsibilities: Responsible for company operations, finance and business development. $185,000

Other business experience in the past three years:

Employer: The Immortalitea Company

Title: Founder/CEO

Dates of Service: November, 2004 - September, 2021

Responsibilities: I was the founder and sole full time employee.

Other business experience in the past three years:

Employer: Upworks

Title: Contractor

Dates of Service: February, 2019 - September, 2021

Responsibilities: Freelance Consulting.

Name: Victoria Marie Shelton

Victoria Marie Shelton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer

Dates of Service: May, 2019 - Present

Responsibilities: I fulfill the role of Chief Marketing Officer for SelfDecode, spearheading all marketing initiatives that the company undertakes. $170,000

Name: Puya Ghasemipour Yazdi

Puya Ghasemipour Yazdi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Science Officer

Dates of Service: September, 2019 - Present

Responsibilities: In charge of all the science of the company. $150,000

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Joe Cohen

Amount and nature of Beneficial ownership: 9,563,000

Percent of class: 50.631

Title of class: Series Seed I Preferred Stock

Stockholder Name: Igor Lychagov

Amount and nature of Beneficial ownership: 2,607,933

Percent of class: 26.706

Title of class: Series Seed V Preferred Stock

Stockholder Name: Igor Lychagov

Amount and nature of Beneficial ownership: 1,479,290

Percent of class: 26.706

Title of class: Series Seed VI Preferred Stock

Stockholder Name: Igor Lychagov

Amount and nature of Beneficial ownership: 1,065,808

Percent of class: 26.706

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

The company has authorized Common Stock, Series Seed I Preferred Stock, Series Seed II Preferred Stock,, Series Seed III Preferred Stock, Series Seed IV Preferred Stock, Series Seed V Preferred Stock, and Series Seed VI Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,582,278 of Series Seed VI Preferred Stock.

Common Stock

The amount of security authorized is 250,000,000 with a total of 9,889,200 outstanding.

Voting Rights

One Vote per Share

Material Rights

Voting: Common stockholders are entitled to one vote per share held at all meetings of stockholders.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors. It is also subject to and qualified by the rights, powers and privileges of the holders of the Series Seed Preferred Stock.

Series Seed I Preferred Stock

The amount of security authorized is 2,607,933 with a total of 2,607,933 outstanding.

Voting Rights

One vote per share

Material Rights

Voting: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Conversion: Each share of Series seed preferred stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable share of shares of common stock as is determined by dividing the original issue price for such series of series seed preferred stock in effect at the time of conversion.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the

Series preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

Series Seed II Preferred Stock,

The amount of security authorized is 432,653 with a total of 432,653 outstanding.

Voting Rights

one vote per share

Material Rights

Voting: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Conversion: Each share of Series seed preferred stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable share of shares of common stock as is determined by dividing the original issue price for such series of series seed preferred stock in effect at the time of conversion.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

Series Seed III Preferred Stock

The amount of security authorized is 109,880 with a total of 109,880 outstanding.

Voting Rights

one vote per share

Material Rights

Voting: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Conversion: Each share of Series seed preferred stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable share of shares of common stock as is determined by dividing the original issue price for such series of series seed preferred stock in effect at the time of conversion.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

Series Seed IV Preferred Stock

The amount of security authorized is 2,379,061 with a total of 260,417 outstanding.

Voting Rights

Voting: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Conversion: Each share of Series seed preferred stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable share of shares of common stock as is determined by dividing the original issue price for such series of series seed preferred stock in effect at the time of conversion. Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

Material Rights

Voting: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Conversion: Each share of Series seed preferred stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable share of shares of common stock as is determined by dividing the original issue price for such series of series seed preferred stock in effect at the time of conversion.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

Series Seed V Preferred Stock

The amount of security authorized is 1,479,290 with a total of 1,479,290 outstanding.

Voting Rights

one vote per share

Material Rights

Voting: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Conversion: Each share of Series seed preferred stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable share of shares of common stock as is determined by dividing the original issue price for such series of series seed preferred stock in effect at the time of conversion.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

Series Seed VI Preferred Stock

The amount of security authorized is 2,536,980 with a total of 1,065,808 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Series Seed VI Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series Seed VI Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on January 15, 2025.

Genius Labs Company

By   /s/ *Joseph Cohen*

Name: Genius Labs Company

Title: CEO

Exhibit A

FINANCIAL STATEMENTS



Genius Labs Company
(the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

Years ended December 31, 2023 & 2022

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: Genius Labs Company Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 & 2023 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
August 30, 2024

GENIUS LABS COMPANY
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash	2,215,694	2,257,155
Accounts Receivable	-	16,023
Subscription Receivable	992	992
Total Current Assets	**2,216,686**	**2,274,170**
Non-Current Assets:		
Furniture and Fixture	12,416	12,218
Total Non-Current Assets	**12,416**	**12,218**
TOTAL ASSETS	**2,229,102**	**2,286,388**
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	212,950	40,576
Total Current Liabilities	**212,950**	**40,576**
Non-Current Liabilities:		
Deferred Revenue	1,559,200	1,018,908
Total Non-Current Liabilities	**1,559,200**	**1,018,908**
TOTAL LIABILITIES	**1,772,150**	**1,059,484**
EQUITY		
Treasury Stock	(13,500)	-
Common Stock	989	989
Preferred Stock	656	549
Additional Paid In Capital	11,295,496	8,681,397
Retained Earnings	(10,826,689)	(7,456,031)
TOTAL EQUITY	**456,952**	**1,226,904**
TOTAL LIABILITIES AND EQUITY	**2,229,102**	**2,286,388**

GENIUS LABS COMPANY
STATEMENT OF OPERATIONS

See Accompanying Notes to these Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenue	**2,296,879**	**1,419,332**
Cost of Goods Sold	491,407	443,792
Gross Profit	**1,805,472**	**975,540**
Operating Expenses :		
Advertising & Marketing	97,960	178,898
Payroll Expense	3,856,817	4,524,634
Depreciation Expense	2,908	2,513
Merchant Fees	94,966	87,032
Office Expenses	56,479	100,701
Software Expense	865,122	718,762
General and Administrative	210,171	263,176
Total Operating Expenses	**5,184,423**	**5,875,716**
Total Loss from Operations	**(3,378,951)**	**(4,900,176)**
Other Expense		
Other Income	15,209	16,436
Total Other Income/Expense	**15,209**	**16,436**
Earnings Before Income Taxes	**(3,363,742)**	**(4,883,740)**
Income Tax Expense	6,916	16,873
Net Income (Loss)	**(3,370,658)**	**(4,900,613)**

GENIUS LABS COMPANY
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(3,370,658)	(4,900,613)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	2,908	2,513
Accounts Receivable	16,023	(16,023)
Accounts Payable	172,373	(3,293)
Deferred Revenue	540,292	1,018,908
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	731,596	1,002,105
Net Cash provided by (used in) Operating Activities	**(2,639,062)**	**(3,898,508)**
INVESTING ACTIVITIES	-	-
Acquisition of Fixed Assets	(3,106)	(7,864)
Net Cash provided by (used in) Investing Activities	**(3,106)**	**(7,864)**
FINANCING ACTIVITIES		
Issuance of Stocks	2,614,206	360,429
Reacquisition of Stocks	(13,500)	-
Net Cash provided by (used in) Financing Activities	**2,600,706**	**360,429**
Cash at the beginning of period	2,257,155	5,803,097
Net Cash increase (decrease) for period	(41,461)	(3,545,942)
Cash at end of period	**2,215,694**	**2,257,155**

GENIUS LABS COMPANY
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Financial Statements

	Common Stock		Preferred Stock		Treasury Stock	APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount				
Beginning balance at 1/1/22	9,889,200	989	5,235,512	524	-	$8,321,514	(2,555,418)	5,767,608
Issuance of Common Stock	-	-	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	254,762	25	-	283,482	-	283,507
Reacquisition of Stocks	-	-	-	-	-	-	-	-
Stock Based Compensation	-	-	-	-	-	76,401	-	76,401
Net income (loss)	-	-	-	-	-	-	(4,900,613)	(4,900,613)
Ending balance at 12/31/22	**9,889,200**	**989**	**5,490,274**	**549**	**-**	**8,681,397**	**(7,456,031)**	**1,226,904**
Issuance of Common Stock	-	-	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	1,065,808	107	0	2,550,431	-	2,550,538
Reacquisition of Stocks	-	-	-	-	(13,500)	-	-	(13,500)
Stock Based Compensation	-	-	-	-	-	63,668	-	63,668
Net income (loss)	-	-	-	-	-	-	(3,370,658)	(3,370,658)
Ending balance at 12/31/23	**9,889,200**	**989**	**6,556,082**	**656**	**(13,500)**	**11,295,496**	**(10,826,689)**	**456,952**

GENIUS LABS COMPANY
Notes to the Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Genius Labs Company ("the Company") was formed in Delaware on April 19th 2019. The Company operates in the healthcare industry and provides personalized health report services intended to enable users to acquire detailed information and reports based on their genome. The company's platform interprets genetic and laboratory data to assist individuals in making enhanced wellness decisions, along with it leverages genetics, blood tests, symptoms, and other health data to predict beneficial outcomes for natural lifestyle, diet, and supplement changes, enabling users to optimize health and prevent diseases. The Company's headquarters is in Delaware and customers will be located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses in 2022 and 2023 and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation

The consolidated financials of the Company include the following wholly-owned subsidiaries:

- Decodify me LLC, a limited liability company formed in the state of Delaware on March 23, 2016, previously owned by the president and Chief Executive Officer ('CEO') of Genius Labs Company. On August 6, 2021, the Company's CEO Joseph Cohen, transferred his membership in full to Genius Labs Company.
- Selfhacked, LLC, a limited liability company formed in the state of New York on December 1, 2014.

- YourSelf Shop LLC, a member managed limited liability company formed in the state of Delaware on April 25, 2016. The entity was formed for the purpose of selling health software and products.
- Omics Edge LLC, a limited liability company formed in the state of Delaware on October 14, 2021. It was formed to leverage the intellectual property of the business and operates as the business-to-business (B2B) arm of the group.

All significant intercompany transactions are eliminated

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $2,215,694 and $2,257,155 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2023	2022
Furniture & Fixtures	5	17,660	14,554
Accumulated Depreciation		(5,244)	(2,336)
Furniture & Fixtures - net		**12,416**	**12,218**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company primarily generates revenues from subscription income. Customers are billed in advance of the start of their subscription and revenues recognized ratably over each month of subscription period. The Company's primary performance obligation is to provide personalized healthcare reports based on their sequenced DNA throughout their subscription period. The subscription period varies from monthly, semi-annual, annually and lifetime. The company deferred revenue of $1,559,200 and $1,018,908 for the years ended 2023 and 2022 respectively for prepaid subscriptions with remaining performance obligations.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense

Payroll expenses were mainly payment to contractors for services they rendered to the company. It also include professional services and payroll expenses to employees running the company.

General and Administrative

General and administrative expenses consist of affiliate payment expenses, legal and accounting fees, travel expenses, recruitment expenses and other miscellaneous expenses necessary in the business operation.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

In reference to 409A valuation report in 2021, management has estimated the FV of its stocks using the Net Asset Value method defined as the market value of the assets less the market value of liabilities.

The vested options in 2023 and 2022 were 372,284 and 632,235 options. The estimated intrinsic values of the vested options were either at $.36 or $0 for both years. As a result of the audit, the Company recognized stock based compensation expenses in the amounts of $63,668 and $76,401 for the years ending December 31, 2023 and December 31, 2022.

Granted Options

	Total Options
Total options outstanding, January 1, 2022	2,028,926
Granted	455,391
Exercised	0
Expired/canceled	0
Total options outstanding, December 31, 2022	**2,484,317**
Granted	12,143
Exercised	-400,000
Expired/canceled	-104,251
Total options outstanding, December 31, 2023	**1,992,209**

Nonvested Options

	Nonvested Options
Nonvested options, January 1, 2022	1,052,879
Granted	455,391
Vested	(632,325)
Forfeited	-
Nonvested options, December 31, 2022	**875,945**
Granted	12,143
Vested	(372,284)
Forfeited	(104,251)
Nonvested options, December 31, 2023	**411,553**

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. A deferred tax asset as a result of temporary timing differences in revenue recognition for deferred revenue have not been recognized due to the uncertainty of future positive taxable income to utilize the deferred tax asset.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The company payables comprise mainly by credit card obligations amounting to $212,950 and $40,576 as of December 31, 2023 and December 31, 2022.

NOTE 6 – EQUITY

The Company has authorized 250,000,000 of common stock with a par value of $0.0001 per share. 9,889,200 shares were outstanding as of 2023 and 2022.

<u>Voting</u>: Common stockholders are entitled to one vote per share held at all meetings of stockholders.

<u>Dividends</u>: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors. It is also subject to and qualified by the rights, powers and privileges of the holders of the Series Seed Preferred Stock.

The Company has authorized 50,000,000 of preferred shares with a par value of $0.0001 per share. 6,556,082 shares were outstanding as of 2023 and 2022.

<u>Voting</u>: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Conversion: Each share of Series seed preferred stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable share of shares of common stock as is determined by dividing the original issue price for such series of series seed preferred stock in effect at the time of conversion.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 30, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

CERTIFICATION

I, Joseph Cohen, Principal Executive Officer of Genius Labs Company, hereby certify that the financial statements of Genius Labs Company included in this Report are true and complete in all material respects.

Joseph Cohen

CEO